
12025082



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/9/12

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-12

Re: CVS Caremark Corporation
Incoming letter dated January 9, 2012

Dear Ms. Chiu:

This is in response to your letter dated January 9, 2012 concerning the shareholder proposal submitted to CVS by the Sisters of St. Francis of Philadelphia and the Congregation of the Sisters of Charity of the Incarnate Word. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Tom McCaney
The Sisters of St. Francis of Philadelphia
tmccaney@osfphila.org

February 1, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated January 9, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in CVS's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

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212 701 5800 fax

January 9, 2012

Re: Shareholder Proposal of the Sisters of St. Francis of Philadelphia Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the Sisters of St. Francis of Philadelphia (the "Primary Proponent") on November 28, 2011 (the "St. Francis Proposal") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). The Company also received a letter from the Congregation of the Sisters of Charity of the Incarnate Word as a co-filer of the St. Francis Proposal (together with the Primary Proponent, the "Proponents"). A copy of the St. Francis Proposal and all related correspondence with the Proponents are attached as Exhibit A. We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the St. Francis Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the St. Francis Proposal from its 2012 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the St. Francis Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

St. Francis Proposal

The St. Francis Proposal states:

> **Resolved,** stockholders of CVS Caremark request the Board authorize the preparation of a report, updated annually, disclosing:
>
> Company policy and procedures governing the lobbying of legislators and regulators, including that done on our behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
>
> A listing of payments (both direct and indirect, including payment to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
>
> Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> Description of the decision making process and oversight by the management and Board for
>
> a. direct and indirect lobbying contribution or expenditure; and
> b. payment for grassroots lobbying expenditure.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Green Century Proposal

CVS received a shareholder proposal submitted by the Green Century Equity Fund on November 22, 2011 (the "Green Century Proposal", and together with the St. Francis Proposal, the "Proposal"), prior to the time that the Company received the St. Francis Proposal. The Company also received letters from the Benedictine Sisters of Mount St. Scholastica, Inc. and Loring, Wolcott & Coolidge Trust, LLC as co-filers (together with Green Century Equity Fund, the "Other Proponents"). The Green Century Proposal states:

> **Resolved,** that the shareholders of CVS Caremark ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

A copy of the Green Century Proposal and all related correspondence with those proponents are attached as Exhibit B.

Statement of Reasons to Exclude

The Company believes that the St. Francis Proposal may be properly excluded from the 2012 Proxy Materials under Rule 14a-8(i)(11) because it is substantially duplicative of the Green Century Proposal, which was submitted prior to the submission of the St. Francis Proposal and will be included in our 2012 Proxy Materials.

The Securities and Exchange Commission has explained that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Securities Exchange Act Release No. 34-12598* (July 7, 1976). The Staff has repeatedly allowed a shareholder proposal to be excluded on the basis of Rule 14a-8(i)(11) where both it and a previously submitted shareholder proposal request disclosure of the political contributions made by the registrant. *See, e.g., FedEx Corp.* (July 21, 2011) (proposal requesting that the company annually disclose in its proxy statement its policies on electioneering, political contributions and communications, projected expenditures on such activities during the forthcoming year, and a list of electioneering contributions made during the prior year substantially duplicates an earlier proposal requesting disclosure of its policy and procedures for political contributions, the amount paid to and the identity of recipients of the company's political contributions, and the titles of people in the company who participated in the decision to make political contributions); *Ford Motor Co.* (Feb. 15, 2011) (proposal requesting a semi-annual release of a report on the company website disclosing the company's policies and procedures for political contributions and expenditures as well as actual amounts of political contributions substantially duplicates an earlier proposal requesting disclosure of the amount of corporate dollars being spent for political purposes and the political causes seeking to be promoted by management in the use of such political contribution funds); and *General Motors Corp.* (Apr. 5,

2007) (proposal requesting a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates an earlier proposal requesting publication of a detailed statement of each contribution made within the prior year with respect to a political campaign, party, referendum or initiative, or other attempts to influence legislation). These letters illustrate that shareholder proposals do not have to be identical in order for Rule 14a-8(i)(11) to apply. They can differ in terms of the breadth and scope of the subject matter as long as their principal thrust and focus is substantially similar.

Although each Proposal contains nominally different wording, the principal thrust and focus is identical: both request that the Company prepare reports on policies regarding political contributions and lobbying expenditures, to be presented to the board and posted on the Company's website. Each Proposal asks that the Company report on contributions, payments and other expenditures made directly by the Company or indirectly through other means, namely through trade associations, to influence the political process, and they both seek disclosure of the amount and identity of the recipient of such contributions and expenditures. Both Proposals also ask that the reports contain a discussion about corporate decision-making and board oversight with respect to these contributions and expenditures.

More specifically, both Proposals seek information regarding "nondeductible expenses" under Section 162(e) of the Internal Revenue Code Section. Under Section 162(e), payments made to a trade association that are used to influence legislation, intervene in a political campaign, influence the general public (i.e., indirect grassroots lobbying) or directly communicate with a covered executive branch official to influence officials actions (i.e., direct lobbying) are considered nondeductible lobbying and political expenditures. These varying types of political expenditures are treated without distinction under the Internal Revenue Code out of the recognition that many forms of political expenditure serve the dual purposes of lobbying and campaign intervention. When CVS makes a contribution to a trade association, although the trade association is obligated to inform the Company what portion of the contribution constitutes a "nondeductible expense", the Company typically has no way to distinguish what portion of the "nondeductible expense" is allocated towards "lobbying", as opposed to other forms of political activity.

In the supporting statements, both Proposals discuss the perceived need for information about contributions to tax-exempt organizations that may be used for political means, information which the Proposals state are not readily available from public sources, and also highlight their support for "transparency" in requesting the disclosures. If the Company were to include both Proposals in its 2012 Proxy Materials, shareholders would rightfully question what, if any, substantive differences exist between the Proposals and wonder why they are being asked to consider substantially similar proposals. Rule 14a-8(i)(11) was intended to eliminate precisely this type of shareholder confusion.

The Staff has previously concurred with the foregoing analysis and has consistently held that a shareholder proposal requesting disclosure of a company's lobbying expenditures is substantially duplicative of a shareholder proposal previously received by that company which requests disclosure of its "political expenditures." *Citigroup Inc.* (Jan. 28, 2011) (a lobbying disclosure proposal similar to the St. Francis Proposal substantially duplicates a proposal almost identical to the Green Century Proposal); *see also Occidental Petroleum Corp.* (Feb. 25, 2011) (a lobbying disclosure proposal similar to the St. Francis Proposal substantially duplicates a proposal requesting disclosure of the process used to approve "political expenditures" and an accounting of the company's direct and indirect expenditures aimed at "affecting political races").

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the St. Francis Proposal from the 2012 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Ning Chiu

Attachment
cc w/ att: Tom McCaney (Sisters of St. Francis and the Congregation of the Sisters of Charity)
Tom Moffatt (CVS)

EXHIBIT A

(attached)



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 28, 2011

Larry J. Merlo
President & CEO
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Merlo:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in CVS Caremark for several years. Corporate lobbying allows companies to exert a great deal of influence on our country's political process. Disclosure of these expenditures is vital to the reputation of our company.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder resolution, "Lobbying Expenditures Disclosure". I submit it for inclusion in the 2012 proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: tmccaney@osfphila.org or 610-558-7764.

As verification that we are beneficial owners of common stock in CVS Caremark, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the 2012 shareholder meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures
cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Lobbying Expenditures Disclosure
CVS Caremark – 2012

WHEREAS, in the USA, corporations are considered persons, having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their stockholders.

While many companies in the health care industry have told stockholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of CVS Caremark's policies, procedures and oversight mechanisms is warranted.

Resolved, stockholders of CVS Caremark request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

Description of the decision making process and oversight by the management and Board for

a. direct and indirect lobbying contribution or expenditure; and
b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

CVS Caremark spent approximately $17.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As stockholders, we believe transparent disclosure is in stockholders' best interests.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

November 28, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds 83 shares of CVS Caremark Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President



CVS/pharmacy

Thomas S. Moffatt
Vice President, Assistant Secretary and Assistant General Counsel - Corporate Services
One CVS Drive
Woonsocket, Rhode Island 02895
T: 401.770.5409
F: 401.216.3758
E: tsmoffatt@cvs.com

VIA E-MAIL AND OVERNIGHT MAIL

December 9, 2011

Mr. Tom McCaney
The Sisters of St. Francis of Philadelphia
669 South Convent Road
Aston, PA 19014-1207
tmccaney@osfphila.org

Re: Stockholder Proposal to CVS Caremark Corporation

Dear Mr. McCaney:

I am writing on behalf of CVS Caremark Corporation (the "Company"), which received a letter from you dated November 28, 2011, submitting a shareholder proposal on behalf of The Sisters of St. Francis of Philadelphia (the "Proponent") relating to the preparation of reports outlining the Company's lobbying activity (the "Proposal") for inclusion in the 2012 proxy statement of the Company.

I am writing to inform you that there are certain procedural defects in the Proposal. The federal securities laws require that in order to be eligible to submit a shareholder proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that the Proponent is a stockholder of record. In addition, the proof of ownership that the Proponent submitted with the Proposal does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

Specifically, the letter from The Northern Trust Company verifying the Proponent's share ownership (the "Northern Trust Letter") does not establish that the Proponent continuously owned the requisite number of shares for a period of one year as of the date that the Proposal was submitted, which appears to be November 28, 2011. Rather, the Northern Trust Letter indicates that the Proponent has held Company shares for one year as of November 8, 2011, the date of the Northern Trust Letter. Therefore, this constitutes a procedural defect in the shareholder proposal, inasmuch as the Northern Trust Letter does not demonstrate that the Proponent continuously held the requisite number of Company shares for a period of one year as of November 28, 2011, the date the Proposal was submitted.

To remedy this defect, you must submit sufficient proof of the ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof of share ownership may be in the form of:

- a written statement from the record holder of the shares verifying that, at the time the proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or
- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments or updated forms thereto, reflecting its ownership as of or before the date on which the one-year eligibility period begins, a copy of the schedule or form, and any subsequent amendments reporting a change in the ownership level, and a written statement that the requisite number of Company shares were held continuously for the one-year period.

In order to meet the eligibility requirements for submitting the shareholder proposal, you must provide the requested information to the Company with respect to proof of stock ownership no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address, e-mail or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,



Enclosures

RECEIVED

DEC 20 2011

LEGAL DEPT.



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 15, 2011

Thomas S. Moffatt
V.P., Asst. Secretary and Asst. General Counsel
CVS Caremark
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Moffatt:

Thank you for your letter of December 9th, relating the deficiency in the Sisters of St. Francis of Philadelphia's shareholder proposal to CVS Caremark on the subject of Lobbying Expenditures Disclosure.

I have attached a new letter from our Custodian of Records, Northern Trust, with the correct date and the current number of shares held. If you have any questions or require additional information, please don't hesitate to contact me by phone at 610-558-7764 or via email at tmccaney@osfphila.org.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

November 29, 2011

Zenon Lankowsky
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Lankowsky:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications; a listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient; membership in and payments to any tax-exempt organization that writes and endorses model legislation; and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 3,500 shares of CVS Caremark stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Tom McCaney, Sisters of St. Francis of Philadelphia who can be reached at 610-558-7764 or at tmccaney@osfphila.org. If agreement is reached, Tom McCaney as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



W. Esther Ng
General Treasurer

Enclosure: 2012 Shareholder Resolution

Lobbying Expenditures Disclosure
CVS Caremark – 2012

WHEREAS, in the USA, corporations are considered persons, having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their stockholders.

While many companies in the health care industry have told stockholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of CVS Caremark's policies, procedures and oversight mechanisms is warranted.

Resolved, stockholders of CVS Caremark request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

Description of the decision making process and oversight by the management and Board for

a. direct and indirect lobbying contribution or expenditure; and
b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

CVS Caremark spent approximately $17.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As stockholders, we believe transparent disclosure is in stockholders' best interests.

 SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

Systematic Financial
Mr. Eoin E. Middaugh, CFA
8117 Manchester Avenue #500
Playa Del Rey, CA 90293

November 29, 2011

RE: Congregation of the Sisters of Charity of the Incarnate Word, San Antonio

Dear Eoin:

We are in the process of filing a shareholder resolution with CVS Caremark. The letter needs to arrive no later than December 15, 2011. We have included a sample letter below. This information should be sent to:

Zenon Lankowsky
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the CVS Caremark proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: DTC Custodian Sample Letter

4503 Broadway · San Antonio, TX 78209 · ph 210.828.2224 · fx 210.828.9741 · www.amormeus.org

EXHIBIT B

(attached)



GREEN CENTURY FUNDS

RECEIVED
NOV 28 2011
LEGAL DEPT.

November 22, 2011

Zenon Lankowsky
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Lankowsky:

The Green Century Equity Fund is filing the enclosed shareholder resolution, for inclusion in CVS Caremark Corporation's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Extensive news coverage has raised our interest about the level of and conduits for political spending, direct and indirect, by our companies. Many are involved directly through political contributions they make with corporate funds (popularly known as soft money) and indirectly through payments they make to trade associations and other tax exempt organizations that are used for political purposes. Current law does not require companies to disclose their direct or indirect political expenditures. Moreover, as a result of the *Citizens United* Supreme Court decision, companies may spend unlimited sums from their corporate treasuries to fund independent expenditures.

We also have been greatly troubled by press accounts of political activities and the threat negative media attention can pose to shareholder value. We are particularly concerned about how these kinds of activities may impact polices that address climate change, since we are an environmentally-focused mutual fund company.

Studies released and a survey commissioned by the Center for Political Accountability (the Center), a non-partisan public interest group, highlight the legal and reputational risks that company-funded political activity creates for shareholder value. The risks include:

- Illegal soft money contributions that could lead to costly legal action;
- Direct and indirect company political spending used for unintended purposes that can cause public relations repercussions; and
- Company political contributions or payments made to trade associations and other tax-exempt organizations being used to advocate for positions that conflict with the

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE [illegible] BOSTON, MA 02109
617-482-0800 fax 617-422-0881
www.greencentury.com



companies' publicly stated policies and guidelines, potentially damaging a company's reputation.

These risks are also highlighted in The Conference Board's Handbook on Corporate Political Activity, co-written by the Center, and released on November 1, 2010.

In response to these risks, a growing number of institutional investors have been urging companies to adopt political disclosure and accountability. In 2011, average support for the proposal rose above 33 percent.

We write to urge CVS Caremark Corporation to take this step. Doing so would be demonstrative of good corporate governance, is relatively straightforward to put into practice, and would show management's commitment to protecting the company's reputation and shareholder value. To date, 87 companies, including half of the S&P100 have agreed to adopt political disclosure and accountability of corporate political spending.

Specifically, we are writing to urge you to:

- Disclose the company's policies or guidelines that regulate its political spending, including board level oversight; and
- Disclose an itemized list of the company's corporate political spending, direct and indirect, which includes contributions at the state and local level and to 527 groups (popularly known as soft money), independent expenditures, and company payments to trade associations and other tax exempt organizations that are used for political purposes.

The Center for Political Accountability developed a model code of conduct for corporate political spending by researching policies at leading companies. The code may be a helpful reference and is available at www.politicalaccountability.net. The handbook also provides a framework for dealing with an altered regulatory landscape as a result of *Citizens United* and can be accessed at the Center's website or through The Conference Board's website, at http://www.conference-board.org/press/pressdetail.cfm?pressid=4049.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of CVS Caremark Corporation stock. We are the beneficial owner of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a shareholder of more than $2,000 in market value of CVS Caremark Corporation stock for more than one year and will continue to hold at least $2,000 worth of stock through the annual meeting. Verification of ownership, from a DTC participating bank, is attached.

We ask that the proxy statement indicate that the Green Century Equity Fund is the lead filer of this resolution.

As an investor, we hope that CVS Caremark Corporation will join other leading companies, including as Pfizer, Aetna, American Electric Power, eBay, and Microsoft, that have agreed to require board-level oversight of political spending and to disclose their soft money contributions and trade association spending in reports for investors.

We encourage you to contact us if you would like to begin a dialogue on steps the company may take to enhance its political transparency and accountability. If you have any questions, please contact Larisa Ruoff at Green Century Capital Management. She can be reached at 617-482-0800 or at lruoff@greencentury.com.

Sincerely,



Kristina Curtis
President
The Green Century Equity Fund

Resolved, that the shareholders of CVS Caremark ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of CVS Caremark, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

CVS Caremark contributed at least $1.6 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

STATE STREET

November 22, 2011

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of November 22, 2011, State Street Bank and Trust Company 0997, a DTC participant, in its capacity as custodian, held 13,297 shares of CVS Caremark Corporation Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Bank's position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in CVS Caremark Corporation Common Stock held by the bank on behalf of the Green Century Equity Fund has been held continuously for a period of more than one year, including the period commencing prior to November 22, 2010 and through November 22, 2011. During that year prior to and including November 22, 2011 the holdings continuously exceeded $2,000 in market value.

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,



Lisa Spang
Officer

Limited Access



Mount St. Scholastica

Benedictine Sisters

Tom-CVH

RECEIVED
DEC 01 2011
LEGAL DEPARTMENT

December 1, 2011

Zenon Lankowsky
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Lankowsky:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on Political Contributions. In brief, the proposal states that the shareholders of CVS Caremark ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds; monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Green Century Equity Fund. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 520 shares of CVS Caremark stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from Merrill Lynch, a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Larisa Ruoff of the Green Century Equity Fund who can be reached at 617-482-0800 or at lruoff@greencentury.com. If agreement is reached, Larisa Ruoff as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

ATCHISON KS 66002 | 913.360.6200
www.mountosb.org


Merrill Lynch
Wealth Management
Bank of America Corporation

December 1, 2011

Zenon Lankowsky
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

RE: Mt St Scholastica, TIN ***FISMA & OMB Memorandum M-07-16***

Dear Zenon Lankowsky,

As of December 1, 2011 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 1636 shares of CVS Caremark Corporation common stock.

Sincerely,



Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers** between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number **Branch may affix office label here.** **If no label, mail to:** **Merrill Lynch** **Attn: Cash Management** **4803 Deer Lake Drive West** **Jacksonville FL 32246-6485** **Do not send physical certificates to this address.**
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302



the
SUSTAINABILITY
GROUP

Shape your world.

November 29, 2011

Via Overnight Mail

Mr. Zenon Lankowski
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Lankowski:

The Sustainability Group is a part of Loring, Wolcott & Coolidge Trust, LLC. We were founded on the principle that investors can have a positive impact on people and the planet, while also making a profit. As our name suggests, we invest for the long-term, with our values and in our portfolios. Our clients share a commitment to the principles of socially responsible investing and understand that the investments we make today shape the world we will live in tomorrow.

Pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, we are filing the enclosed shareholder resolution, for inclusion in CVS Caremark Corporation's 2012 proxy statement. We will act as a co-filer with The Green Century Equity Fund acting as the lead filer.

As defined in Rule 13d-3 of the Securities Exchange Act of 1934, Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 worth of CVS Caremark Corporation stock. We have been a shareholder of more than $2,000 in market value of CVS Caremark Corporation stock for more than one year and will continue to hold at least $2,000 worth of stock through the annual meeting. We hold these shares in several investment management and trust accounts for our clients. On their Investment Counsel Agreements (enclosed), which serve as contracts between our clients and Loring, the clients designate Loring as custodian of their accounts, with "all of the customary powers and duties of a securities custodian". In addition, each client is provided a Form ADV Part 2 and Proxy Voting Policy, which clearly states that Loring has full voting discretion.



In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership, from a DTC participating financial institution, is forthcoming and will verify continuous ownership of CVS Caremark Corporation stock for the one year period prior to November 30, 2011 as well as our holding on November 30, 2011.

Should you have any questions about the proposal, please contact Larisa Ruoff of Green Century Capital Management at (617) 482-0800 or via email at lruoff@greencentury.com. If you have any questions relating to our participation in this resolution, feel free to contact me using the information referenced below.

We look forward to a meaningful dialogue with you on this issue.

Sincerely yours,

Thomas E. Ellington II

Thomas E. Ellington, II
Shareholder Advocacy & SRI Research

(617) 622-2337
tellington@lwcotrust.com

Enclosures

Cc: Ms. Larisa Ruoff
Green Century Capital Management

Resolved, that the shareholders of CVS Caremark ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of CVS Caremark, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

CVS Caremark contributed at least $1.6 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

INVESTMENT COUNSEL AGREEMENT

Socially Responsible Investment Management Account

Date:

Account No.:

Account Name:

LORING, WOLCOTT & COOLIDGE FIDUCIARY ADVISORS, LLP
230 Congress Street
Boston, MA 02110

I hereby employ you, Loring, Wolcott & Coolidge Fiduciary Advisors, LLP ("you" or "Loring Wolcott"), as investment counsel to perform the investment management services described below for the above-named Account on the terms and conditions herein set forth.

1. Investment Authority

I hereby authorize and appoint you to manage the investment of all cash and securities in the Account. Subject to any Investment Guidelines (as defined below) that I may establish for the account, you are authorized, without further approval by or notice to me, to make all investment decisions concerning the Account, and to make purchases, sales, and otherwise effect transactions in stocks, bonds and other securities for the Account on my behalf. The authority granted hereby to you shall apply to transactions in instruments commonly referred to as "securities", and shall include, in addition to publicly traded equity and debt securities, the following: (a) non-marketable securities (including limited partnership interests); (b) shares or units in mutual funds or other investment companies, whether public or private; (c) municipal securities; (d) publicly traded options; (e) commercial paper; (f) certificates of deposit; and (g) precious metals, including gold.

2. Cash Management

I authorize you to manage the cash balances in my account by selecting cash equivalent investment funds. I may make withdrawals from the Account at any time upon oral or written notice to you so long as the withdrawn funds are to be sent to me or an account in my name. I may also direct you to send funds to other parties or to pay bills on my behalf. I understand that these withdrawn funds may not be immediately available due to trade settlement conventions. I also authorize you to invest any uninvested cash held in the Account into a money market deposit account in accordance with your cash management procedures. The current cash management policy is described in the attached Form ADV Part II. I may make additions to the Account at any time.

3. Investment Objectives and Restrictions

I may deliver to you after the execution of this Agreement a written set of investment objectives and restrictions for the Account (the "Investment Guidelines"). If I so request, you will consult with me as to the Investment Guidelines which you believe to be appropriate for the Account. Your investment decisions or recommendations for the Account shall be in accordance with the principles of socially responsible investing and such Investment Guidelines as I may establish for the Account, but otherwise in your sole discretion. It will be my responsibility to advise you in writing of any changes to the Investment Guidelines, and to give you prompt written notice if I deem any investment decisions or recommendations made for the Account to be in violation of the Investment Guidelines.

4. Custodian

All settlements of transactions for the Account shall be carried out through your affiliate bank, Loring Wolcott & Coolidge Trust, LLC, or such other qualified custodian as you may select upon written notice to me (the "Custodian"). You are authorized to issue instructions to the Custodian with respect to all deliveries of funds or securities in connection with the settlement of transactions by Loring Wolcott pursuant to this Agreement.

5. **Brokerage Orders**

You will place the brokerage orders for the execution of portfolio transactions and, unless I shall otherwise direct you, you shall have full discretion to place such orders. I hereby delegate to you sole and exclusive authority to designate the broker or brokers through whom all transactions on behalf of the Account will be made and to execute and deliver brokerage and customer agreements with any such broker in the name and on behalf of the Account. Unless I shall otherwise direct you, you shall determine the rates to be paid for brokerage services provided to the Account. When you place orders for the purchase or sale of securities for the Account, in selecting brokers or dealers to execute such orders, you are expressly authorized to consider the fact that a broker or dealer has furnished statistical, research or other information or services for the benefit of the Account directly or indirectly. Without limiting the generality of the foregoing, you are authorized to cause the Account to pay brokerage commissions which may be in excess of the lowest rates available to brokers who execute transactions for the Account or who otherwise provide brokerage and research services utilized by you, provided that you determine in good faith that the amount of each such commission paid to a broker is reasonable in relation to the value of the brokerage and research services provided by such broker viewed in terms of either the particular transaction to which the commission relates or your overall responsibilities with respect to accounts as to which you exercise investment discretion.

I acknowledge and agree that: (i) you may manage other portfolios and expect that the Account and other portfolios that you manage will, from time to time, purchase or sell the same securities; (ii) you may aggregate orders for the purchase or sale of securities on behalf of the Account with orders on behalf of other portfolios you manage; (iii) securities purchased or proceeds of securities sold through aggregated orders shall be allocated to the account of each portfolio that bought or sold such securities at the average execution price; and (iv) if less than the total of the aggregated orders is executed, purchased securities or proceeds will generally be allocated pro rata among the participating accounts in proportion to their planned participation in the aggregated orders.

Notwithstanding the foregoing, I may elect to instruct you to direct securities transactions to a particular brokerage firm. I acknowledge that any such directed brokerage arrangement may limit your ability to negotiate commissions on my behalf and may also impact your ability to aggregate orders resulting in the inability to obtain volume discounts or best execution for me in some transactions.

6. **Reports**

The Custodian will furnish me, at least quarterly, with appraisals of the Account and a report showing all debits, credits and transactions in the Account during such period.

7. **Confidential Relationship**

All information and advice furnished by either party to the other hereunder shall be treated as confidential and shall not be disclosed to third parties except as required by law. You shall regard as confidential all information concerning my affairs and shall only disclose such information in accordance with Loring Wolcott's Privacy Policy, a copy of which I hereby acknowledge receiving. I shall regard as confidential all information and recommendations furnished to me by you.

8. **Standards of Responsibility; Indemnity**

This Agreement does not in any way waive my rights under the Investment Advisers Act of 1940, as amended (the "Advisers Act") or other applicable federal and state securities law or regulation. You shall have no duties or obligations to me pursuant to this Agreement other than as set forth herein. Notwithstanding any other Section of this Agreement to the contrary, Loring Wolcott and its officers, shareholders, employees, agents or affiliates shall not be liable or responsible for any damage, loss or expense incurred by reason of any act or omission performed or omitted in good faith in a manner reasonably believed to be within the scope of the authority granted by this Agreement, by law or with my consent, provided that you or such officer, director, employee, agent or affiliate has not committed negligence, malfeasance or any violation of applicable law with respect to such act or omission. The federal and state securities laws may impose liabilities under certain circumstances on persons who act in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any rights which I may have under any such securities law.

9. **Fees**

For your services I will pay you quarterly fees in accordance with the fee schedule as disclosed in our Form ADV Part II or on such other basis as may be agreed upon in writing from time to time. You are authorized to pay such fees to yourself from the principal and income of the Account.

10. **Services to Other Clients**

You and your officers and employees may act and continue to provide investment management services for others, and nothing in this Agreement shall in any way be deemed to restrict your right to provide investment management services for any other person or entity, and the performance of such services for others shall not be deemed to violate or give rise to any duty or obligation on your part. Nothing in this Agreement shall limit or restrict you or any of your officers, affiliates or employees from buying, selling or trading in any securities for your or their own accounts. I acknowledge that, subject to your policies on personal trading, you and your officers, affiliates, employees and other clients may, at any time, have, acquire, increase, decrease, or dispose of positions in investments which are at the same time being acquired or disposed of for the Account. You shall not have any obligation to acquire for the Account a position in any investment which you, your officers, affiliates or employees may acquire for your or their own accounts or for the account of another client, so long as it continues to be the policy and practice of Loring Wolcott not to favor or disfavor consistently or consciously any client or class of clients in the allocation of investment opportunities, so that to the extent practical, such opportunities will be allocated among clients over a period of time on a fair and equitable basis.

11. **Termination, Modification or Assignment**

This Agreement may be terminated at any time by either party giving to the other written notice of such termination. You will notify me of any change in the membership of Loring Wolcott that would result in an assignment. No assignment of this Agreement shall be made by you without my consent. For purposes of this Agreement, the term "assignment" shall have the same meaning as in the Advisers Act, subject to such exemptions as may be granted by the Securities and Exchange Commission.

12. **Written Disclosure Statement**

I confirm that, as required by law, you have delivered to me a document designated as "Form ADV Part II" prior to execution of this agreement. If I received the Form less than 48 hours prior to the execution of this agreement, I have the option to terminate this Agreement without penalty within five (5) business days after the date of execution; provided, however, that any investment action by you with respect to the Account prior to the effective date of such termination shall be at my risk.

13. **Representations by Client**

I represent and confirm that (a) your employment as investment counsel hereunder is authorized by the governing documents, if any, relating to the Account, (b) the terms hereof do not violate any obligation by which I am bound, whether arising by contract, operation of law or otherwise, (c) this Agreement has been duly authorized by appropriate action, if required, and when executed and delivered will be binding in accordance with its terms, (d) I will deliver to you such evidence of such authority as you may reasonably require, whether by way of a certified resolution or otherwise, (e) as soon as available I will deliver to you true and accurate copies of any amendments to the governing documents referred to above, and (f) the assets held in the Account are not assets of an "employee benefit plan" as defined in and subject to the Employee Retirement Income Security Act of 1974, as amended.

14. **Proxies**

You shall be responsible for the voting of proxies solicited by or with respect to the issuers of securities in which the Account may be invested from time to time. You shall vote proxies pursuant to Loring Wolcott's Proxy Voting Policy, a summary of which is enclosed. Upon written request, I may obtain information about how proxies relating to the Account were voted.

15. **Class Actions**

You shall be responsible for determining whether to join any class action suit related to any securities held in the Account and whether to accept any settlement of such class action. In connection with any such class actions, you are granted full power and authority to act on my behalf, including executing documents as may be necessary.

16. **Applicable Law**
This Agreement shall be construed under and governed by the laws of The Commonwealth of Massachusetts.

17. **Waiver, Modification.**
No provision of the Agreement may be waived or modified without the written consent of both parties.

18. **Independent Contractor.**
Your relationship to me ir connection with the matters covered by this Agreement shall be one of an independent contractor. No relationship of principal and agent, partnership or joint venture is intended to be created by this Agreement.

Kindly confirm your acceptance of the foregoing by signing below where indicated.

____
(Client Name)

____
Social Security Number

Accepted:

LORING, WOLCOTT & COOLIDGE FIDUCIARY ADVISORS, LLP

By: ____________________________